VIA EDGAR                                                                           January 18, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Ecology Coatings, Inc.
Rule 477 Application for Withdrawal on Form RW
Registration Statement on Form S-1 (File No. 333-160156)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ecology Coatings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-160156) initially filed with the Commission on June 23, 2009, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold under the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current business and economic conditions. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (586) 486-5308.

Very truly yours,

/s/ Daniel Iannotti

Daniel Iannotti
VP, General Counsel and Secretary

24663 Mound Road, Warren MI  48091
586-486-5308  Fax:  586-486-5283
www.EcologyCoatings.com